United States securities and exchange commission logo





                          June 23, 2023

       Gail McIntyre
       President and Chief Executive Officer
       Aravive, Inc.
       River Oaks Tower
       3730 Kirby Drive, Suite 1200
       Houston, TX 77098

                                                        Re: Aravive, Inc.
                                                            Registration
Statement of Form S-3
                                                            Filed June 20, 2023
                                                            File No. 333-272775

       Dear Gail McIntyre:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Arzhang
Navai at 202-551-4676 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Leslie Marlow